SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

THIRD QUARTER 2023

São Paulo, October 27, 2023 – Braskem S.A. (“Braskem” or “Company”) reports to its shareholders and the market its Production & Sales Report for the third quarter of 2023. Note that the information herein is based on preliminary data and that figures were not revised by the independent auditor of the Company.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br.

Contents

1. OPERATIONAL OVERVIEW 3Q23	2
2. INDUSTRIAL PERFORMANCE 3Q23	2
2.1 BRAZIL	2
2.2 UNITED STATES & EUROPE	3
2.3 MEXICO	4
3. SALES PERFORMANCE 3Q23	4
3.1 BRAZIL	4
3.2 UNITED STATES & EUROPE	6
3.3 MEXICO	6

1.	OPERATIONAL OVERVIEW 3Q23

The Company's operational performance in 3Q23 continued to be impacted by the adequacy of production in the face of lower global demand, which remained at historically low levels due to the industrial slowdown in the main economies such as the United States, the Euro Zone, and China, which showed a slight expansion of 0.6% and drops of 1.7% and 5.6%, respectively. Additionally, operational instabilities caused by external factors reduced the production volume of the Brazil and Mexico segments. However, the seasonality effect and the expectation of price increases in the coming months explained the higher sales volume in the quarter, mainly in the Brazil segment, which was above the growth of the Brazilian resins market. It is worth highlighting Green PE's operational performance above expectations due to the conclusion of the ramp-up process of new capacity and the implementation of industrial efficiency initiatives, which enabled an increase in sales volume in the period.

Regarding the increase in global supply, the entry into operation of new PE and PP capacities continued to impact petrochemical spreads in the international market, resulting in lower spreads compared to 2Q23.

2.	INDUSTRIAL PERFORMANCE 3Q23
2.1	BRAZIL

Average utilization rate of petrochemical crackers: reduction in relation to 2Q23 (-4 p.p.) and in relation to 3Q22 (-10 p.p.) due to (i) the continuous adjustment of production in light of global demand, with emphasis on the unscheduled shutdowns of chemical customers in Brazil; (ii) unscheduled shutdowns related to power outages in some regions of the country; (iii) operational instabilities in the PE units in Rio Grande do Sul; and (iv) the process of returning to operations after a scheduled pit-stop at the Rio de Janeiro plant.

2

Average utilization rate of green ethylene[1]: increase in relation to 2Q23 (+24 p.p.) and in relation to 3Q22 (+6 p.p.) due to (i) the conclusion of the operations ramp-up process considering the expansion of the production capacity of the green ethylene unit in Rio Grande do South; and (ii) operational performance above nominal capacity in the period, as a result of industrial efficiency initiatives implemented during the scheduled shutdown carried out in 1H23.

2.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: remained in line with 2Q23. Production in the United States was higher due to the return of operations after a scheduled maintenance shutdown in 2Q23. In Europe, production volume was lower due to the lower feedstock availability and the planned maintenance shutdown at one of the plants in the region.

Compared to 3Q22, the average utilization rate increased (+6 p.p.) due to shutdowns at PP plants in that period.

2.3	MEXICO

[1] Due to the conclusion of the project to expand in 30% green ethylene capacity at the Rio Grande do Sul unit, the calculation of the utilization rate for 3Q22 considers the production capacity of 200 kt/year, for 2Q23 considers the production capacity of 228 kt/year and for 3Q23 considers the production capacity of 260 kt/year.

3

Average utilization rate of PE plants: reduction compared to 2Q23 (-20 p.p.) and compared to 3Q22 (-10 p.p.) due to (i) unscheduled shutdowns due to failures in the national electrical system caused by electrical storms occurred in the region; and (ii) lower ethane availability from PEMEX. During the period, Pemex's average ethane supply was 26 thousand barrels per day, and the average ethane imported through the Fast Track solution was 17 thousand barrels per day.

3.	SALES PERFORMANCE 3Q23
3.1	BRAZIL

Resin sales volume: in the Brazilian market, resin sales increased in relation to 2Q23 (+12%) due to the seasonality effect of the period, driven mainly by the household appliances, packaging, consumer goods, beverages, hygiene, civil construction sectors, and the milestone of sanitation. Compared to 3Q22, resin sales volume in the Brazilian market remained in line.

In 3Q23, exports were higher when compared to 2Q23 (+20%) and 3Q22 (+9%) due to the expectation of price increases in the international market, supporting the decision to build inventories in the transformation chain.

Green PE sales volume: increased in comparison to 2Q23 (+48%) and 3Q22 (+9%) due to higher product availability for sale, given the higher utilization rate in the period.

4

Main chemicals sales volume[2]: in the Brazilian market, sales were lower compared to 2Q23 (-10%), mainly explained by the lower sales volume (i) of propylene and paraxylene due to the scheduled shutdown of customers in the period and (ii) of gasoline due to lower product availability for sale. In relation to 3Q22, the reduction (-21%) is explained by the lower product availability for sale, given the lower utilization rate in the period.

Exports decreased compared to 2Q23 (-16%) and 3Q22 (-28%), mainly due to the lower product availability for sale, which was partially offset by better commercial opportunities in the international gasoline market.

3.2	UNITED STATES & EUROPE

PP sales volume: remained in line with 2Q23. In relation to 3Q22, the higher sales volume (+7%) is mainly explained by the chain destocking process that occurred in 3Q22 due to the impacts of the global economic slowdown.

[2] Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in the segment’s net revenue.

5

3.3	MEXICO

PE sales volume: despite the lower utilization rate of the petrochemical plant in the period, sales volume remained in line when compared to 2Q23 due to inventory optimization. In relation to 3Q22, the increase (+19%) is explained by higher demand in the period, driven by the replenishment of the chain's inventories.

6

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance, and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.